Exhibit 4

All amounts in Canadian dollars unless otherwise indicated

BROOKFIELD RENEWABLE INCREASES OFFER FOR SHARES OF

WESTERN WIND

$2.60 ALL-CASH OFFER EXPIRES ON MONDAY, FEBRUARY 11, 2013 AT 5:00 P.M. (EST)

•	Brookfield Renewable’s best and final offer

•	Shareholders holding approximately 22% of the Western Wind common shares held by independent shareholders have entered into lock-up agreements or have advised they will tender

•	Significant premium to Western Wind’s closing prices prior to the announcements of its sale process and Brookfield Renewable’s initial investment in Western Wind

•	Offer not subject to due diligence or financing conditions

HAMILTON, Bermuda, January 28, 2013—Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN) (“Brookfield Renewable”) and WWE Equity Holdings Inc. (the “Offeror”) today announced that the Offeror has increased its all-cash offer (the “Offer”) to acquire the common shares of Western Wind Energy Corp. (“Western Wind” or the “Company”) to $2.60 per share and has extended the expiry time of the Offer to 5:00 p.m. (EST) on February 11, 2013. This is Brookfield Renewable’s best and final offer. As stated in its prior releases, Brookfield Renewable will not have any further discussions with the Company regarding an alternative transaction.

Shareholders holding 9,031,300 common shares of Western Wind (the “Locked-up Shareholders”), or 15.27% of the common shares held by independent shareholders, have entered into lock-up agreements with the Offeror. The Locked-up Shareholders have agreed to tender their shares to the Offer unless another offer is made for consideration of 5% more than the price under the Offer. In addition, Brookfield Renewable has been advised that an additional 3,971,713 common shares of Western Wind, representing approximately 6.7% of the common shares held by independent shareholders, will also be tendered to the Offer.

The $2.60 per share offer price represents attractive consideration and a significant premium of 118% to the $1.19 per common share closing price of the common shares on the TSXV on July 27, 2012 (the last trading day prior to Western Wind’s announcement of its sale process) and 24% to the $2.09 per common share closing price of the common shares on the TSXV on August 28, 2012 (the last trading day prior to Brookfield Renewable’s announcement of its initial investment in Western Wind).

It is a condition of the Offer that 50% of common shares held by shareholders independent of Brookfield Renewable are tendered to the Offer. If this minimum tender condition is not satisfied by the expiry time of the Offer, no common shares will be acquired by Brookfield Renewable. Based on the number of common shares held by the Locked-Up Shareholders and the number of common shares held by other shareholders who Brookfield Renewable has been advised will tender to the Offer, the Offer already has support from approximately 44% of the common shares required to satisfy the minimum tender condition.

Response to Western Wind Request for OSC Hearing

Brookfield Renewable wishes to respond to Western Wind’s news release issued on January 27, 2013 announcing it has made a formal application to the Ontario Securities Commission (the “OSC”) requesting that the OSC make orders requiring that the Offeror and Brookfield Renewable prepare and disclose a formal valuation. Brookfield Renewable is of the view that the purpose and timing of the application is tactical—part of Western Wind’s continuing strategy to frustrate the Offer and prevent the sale of Western Wind.

While Brookfield Renewable owns more than 10% of the common shares of Western Wind, it is an outsider in all material respects. Brookfield Renewable has received less information on Western Wind than the potential buyers in the sale process, and Brookfield Renewable has never been provided with access to Western Wind’s sale process data room. Brookfield Renewable believes that it has correctly relied on the exemption to provide a formal valuation. If Western Wind believed in the necessity of a formal valuation or fairness opinion, or that the Offer was inadequate, it would have included a formal valuation or fairness opinion in one of its three directors’ circulars.

If there is an OSC hearing, Brookfield Renewable will vigorously defend its position.

How to Tender Shares to the Offer

Western Wind shareholders are urged to tender their shares to the increased offer before it expires at 5:00 p.m. (EST) on February 11, 2013 (unless it is further extended or withdrawn) by following the instructions provided in the Offeror’s take-over bid circular dated November 26, 2012, which has been filed on SEDAR.

A notice of variation and extension of the existing offer is expected to be mailed to security holders of Western Wind shortly.

For further information on the Offer, please contact CST Phoenix Advisors, Brookfield Renewable’s information agent for the Offer, by toll free phone at 1-800-336-5159 or by email at inquiries@phoenixadvisorscst.com.

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Brookfield Renewable Energy Partners (TSX: BEP.UN) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 5,300 megawatts of installed capacity. Diversified across 69 river systems and 11 power markets in the United States, Canada and Brazil, the portfolio generates enough electricity from renewable resources to power more than two million homes on average each year. With a virtually fully-contracted portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

Investor Contact: Zev Korman Director, Investor Relations E-mail: zev.korman@brookfield.com Tel: (416) 359-1955	Media Contact: Andrew Willis SVP, Communications and Media E-mail: andrew.willis@brookfield.com Tel: (416) 369-8236